February 3, 2016
Ms. Sandra Hunter
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Mail Stop 3010
Washington, DC 20549
Re:    Steadfast Apartment REIT, Inc. — File No. 333-191049
Dear Ms. Hunter:
This letter sets forth the response of our client, Steadfast Apartment REIT, Inc. (the “Issuer”), to the comments by the staff of the U.S. Securities and Exchange Commission issued by telephone on January 27, 2016, pertaining to the Issuer’s Post-Effective Amendment No. 10 to the Registration Statement on Form S-11, filed with the SEC on January 15, 2016. We have included your comments below, followed by the Issuer’s responses.
1.    Comment: Going forward provide the number and amount of redemption requests that have gone unfulfilled in the disclosure relating to the share redemption program.
Response: The Issuer undertakes in future filings to provide the number and amount of redemption requests that have gone unfulfilled for the periods presented.
2.    Comment: Going forward revise the disclosure in the section entitled “Compensation Paid to Our Advisor and Its Affiliates” to clarify the amount of compensation actually paid and the amounts incurred but not yet paid to the advisor and its affiliates.
Response: The Issuer undertakes in future filings to clarify the amount of compensation actually paid and the amounts incurred but not yet paid to the advisor and its affiliates.

Ms. Sandra Hunter
February 3, 2016

Please contact me if you should need additional information or should have questions.
Sincerely,

/s/ Gustav F. Bahn
Gustav F. Bahn